Exhibit 99.1

ASX ANNOUNCEMENT

3 December 2014

Proposed Share Purchase Plan (“SPP”)

Melbourne, Australia, 3 December 2014: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) today announced that as part of its capital management program, the Company plans to offer a Share Purchase Plan (“SPP”), to eligible shareholders, to raise up to AUD 3,153,694.

Lodge Corporate Pty. Ltd. will act as Lead Manager on the fund raising. Funds raised from this offer, together with existing cash, will be applied towards:

•             funding the continuing commercialisation and to facilitate the acceptance and growth of the Company’s flagship lead breast cancer test, BREVAGenplus®; and

•             for general working capital.

The shares to be offered under the SPP will be issued at a price of AUD 0.0135 per share, representing a 10.0% discount to the last close price (AUD 0.015) on 2 December 2014 (AEDT), and a 12.0% discount to the 30-day VWAP ($0.0153).

The record date for eligible shareholders to participate in the proposed SPP will be 2 December 2014 (the “Record Date”).  Eligible shareholders with a registered address in either Australia or New Zealand will be offered the right to take up to AUD 7,500 worth of fully paid ordinary shares in the Company (“SPP Shares”). Participation in the SPP is optional and available irrespective of the number of shares an Eligible Member currently holds in the Company.

The SPP documents are expected to be despatched to shareholders on Friday 5 December 2014. The SPP offer to eligible shareholders will be non-renounceable and entitlements will not be tradable on the ASX or otherwise transferable.  Further details concerning the SPP, including the proposed timetable for the SPP, will be the subject of further ASX announcements in due course.

Genetic Technologies confirms that, with the release of this announcement, the Company is in full compliance with its continuous disclosure obligations.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison Mew	Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Chief Operating Officer &	Blueprint Life Science Group
	Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited	Genetic Technologies Limited
+61 3 8412 7009	+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040